



12011248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 21 2012

SEC FILE NUMBER
8- 066734

FACING PAGE   Washington, DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2011___ AND ENDING___December 31, 2011___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Innovation Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 North Sepulveda Blvd.,   Suite ▓▓ / 300
                                                    (No. and Street)

El Segundo   California   90245
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Matthew Sodl   (310) 335-2085
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
                     (Name – if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170   Northridge   California   91324
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Matthew Sodl_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Innovation Capital, LLC_____, as

of _____December 31_____, 20_11____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

State of __California_____
County of __Los Angeles____
Subscribed and sworn to (or affirmed) before me
on this 17th day of __January__, 2012 by
__Matthew Sodl__ proved to me
on the basis of satisfactory evidences to be the
person who appeared before me.

__Clovette W. Coulter_____
Notary Public

_____
Signature

__President_____
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Innovation Capital, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Managing Members
Innovation Capital, LLC:

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the Company) as of December 31, 2011, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovation Capital, LLC as of December 31, 2011, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2012

Innovation Capital, LLC
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	1,706,405
Prepaid expense		2,500
Deposits		5,555
Total assets	$	1,714,460

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	672,823
Bank overdraft		27,201
Income taxes payable		11,790
Unearned revenue		10,000
Total liabilities		721,814

Commitments and contingencies

Member's equity

Member's equity		992,646
Total member's equity		992,646
Total liabilities and member's equity	$	1,714,460

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2011

Revenues

Fee based income	$ 11,425,824
Interest and dividend income	75,009
Net investment gains (losses)	(53,423)
Total revenues	11,447,410

Expenses

Employee compensation and benefits	2,414,438
Commission expense	5,106,000
Marketing and business promotion	156,923
Communications	20,763
Occupancy expense	63,346
Professional fees	790,274
Other operating expenses	265,256
Total expenses	8,817,000
Net income (loss) before income tax provision	2,630,410
Income tax provision	12,590
Net income (loss)	$ 2,617,820

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2011

	Member's Equity
Balance at December 31, 2010	$ 890,814
Member's distributions	(2,515,988)
Net income (loss)	2,617,820
Balance at December 31, 2011	$ 992,646

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Changes in Liabilities Subordinated
to the Claims of General Creditors
For the Year Ended December 31, 2011

	Amount
Balance at December 31, 2010	$ -
Increase:	
Issuance of subordinated notes	-
Accrual of interest	-
Decrease:	
Payment of subordinated notes	-
Payment of interest	-
Balance at December 31, 2011	$ -

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flow from operating activities:

Net income (loss)			$ 2,617,820
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
(Increase) decrease in assets:			
Prepaid expense	$	(1,749)	
Other assets		6,100	
Deposits		(1,833)	
Increase (decrease) in liabilities:			
Accounts payable and accrued expenses		670,323	
Bank overdraft		27,201	
Income taxes payable		4,990	
Unearned revenue		(12,250)	
Total adjustments			692,782
Net cash and cash equivalents provided by (used in) operating activities			3,310,602
Net cash and cash equivalents provided by (used in) investing activities			-
Cash flow from financing activities:			
Capital distributions		(2,515,988)	
Net cash and cash equivalents provided by (used in) financing activities			(2,515,988)
Net increase (decrease) in cash and cash equivalents			794,614
Cash and cash equivalents at beginning of year			911,791
Cash and cash equivalents at end of year			$ 1,706,405
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$	-	
Income taxes	$	1,600	

The accompanying notes are an integral part of these financial statements.

Innovation Capital, LLC
Notes to Financial Statements
December 31, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was organized in the State of Louisiana on February 19, 2004. The Company is a Single Member Limited Liability Company that was approved to conduct business in California on May 17, 2005, as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Parent").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including financial advisory services. The Company raises capital for corporate clients and provides financial advisory services relating to mergers and acquisitions.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Investment banking fees are recognized when earned.

Advertising and marketing costs are expensed as incurred. For the year ended December 31, 2011, the Company charged $41,131, to other operating expenses.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 17, 2012, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

However, the Company is subject to a gross receipts fee and a minimum franchise tax in California for limited liability companies. The tax provision for the year ending December 31, 2010, is comprised of the following:

Franchise tax	$	800
Gross receipts		11,790
Total income	$	12,590

Note 3: OCCUPANCY EXPENSE

Current year rent expense consists of the following:

Office rent	$	58,541

(Includes $1,970 allocated from affiliate. See Note 4).

Note 4: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with a related company. As outlined in the agreement, the affiliated company provides certain overhead related services for which it bills the Company on a monthly basis. For the year ending December 31, 2011, the Company recognized $21,384 of operating costs billed from this company.

In addition to the expenses reflected in overhead, certain other charges are covered by the expense sharing agreement. Such charges include rent allocated for space in the affiliate's office in Littleton, Colorado, based upon utilization by designated employees and support staff working on the Company's behalf. Allocated rent charges totaled $1,970 in 2011. The Company incurred an additional $390,351 in costs with this related entity.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed one (1) year of service. Contributions are discretionary, up to a maximum of 3% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2011, the Company did not make a contribution.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

On May 13, 2011, the Company entered into a lease agreement for office space under a non-cancelable lease which commenced June 1, 2011 and expires May 31, 2015. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor.

At December 31, 2011, the minimum annual payments are as follows:

Year Ending December 31,		
2012	$	67,897
2013		69,842
2014		71,836
2015		30,300
2016 & thereafter		-
	$	239,875

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

In June of 2009, the Financial Accounting Standards Board (the "FASB") implemented a major restructuring of U.S. accounting and reporting standards. This restructuring established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2011, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2010-29	Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations (December 2010).	After December 15, 2010
2011-04	Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IRFSs (May 2011).	After December 15, 2011

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

(Continued)

2011-05	Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011).	After December 15, 2011
2011-08	Intangibles - Goodwill and Other (Topic 350): Testing Goodwill for Impairment (September 2011).	After December 15, 2011

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2011, the Company had net capital of $950,463 which was $902,342 in excess of its required net capital of $48,121; and the Company's ratio of aggregate indebtedness ($721,814) to net capital was 0.76 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There was a difference of $11,790 between the computation of net capital under net capital SEC Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 962,253
Adjustments:		
Member's equity	$ (11,772)	
Non-allowable assets	(18)	
Total adjustments		(11,790)
Net capital per audited statements		$ 950,463

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2011

Computation of net capital

Member's equity		$ 992,646	
Total member's equity			$ 992,646
Less: Non-allowable assets			
Prepaid expense		(2,500)	
Deposits		(5,555)	
Total non-allowable assets			(8,055)
Net capital before haircuts			984,591
Less: Haircuts on securities			
Haircut on money markets		(34,128)	
Total haircuts on securities			(34,128)
Net Capital			950,463

Computation of net capital requirements

Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$ 48,121	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(48,121)
Excess net capital		$ 902,342

Ratio of aggregate indebtedness to net capital	0.76 : 1

There was a difference of $11,790 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2011 (See Note 9).

Innovation Capital, LLC
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

A computation of reserve requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Innovation Capital, LLC
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2011

Information relating to possession or control requirements is not applicable to Innovation Capital, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Innovation Capital, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to Rule 17a-5

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Managing Members
Innovation Capital, LLC:

In planning and performing our audit of the financial statements of Innovation Capital, LLC (the Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 fax 818.886.1924 web www.baicpa.com i

LOS ANGELES NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2012

Innovation Capital, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e) 4

For the Year Ended December 31, 2011



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Managing Members
Innovation Capital, LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Innovation Capital, LLC ("the Company") for the year ended December 31, 2011. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in General Assessment Reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of Innovation Capital, LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 17, 2012

Innovation Capital, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2011

	Amount
Total assessment	$ 28,863
SIPC-6 general assessment Payment made on July 29, 2011	(11,887)
SIPC-7 general assessment Payment to be made	-
Total assessment balance (overpaymment carried forward)	$ 16,976